

Mail Stop 3720

December 9, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, FL 32084

   **Re: Millennium Group Worldwide Incorporated
     Amendment No. 8 to Form S-1
     Filed December 2, 2008
     File No. 333-145553**

Dear Mr. Jackson:

   We have reviewed the above filing and your response letter dated December 2, 2008 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Proceeds Held, page 5</u>

1. We note your response to comment three in our letter dated November 13, 2008 and your revised disclosure on page 47. We re-issue our comment as your revisions to the Proceeds Held section do not include disclosure that states that any change from the specified offering price of $12 after the effective date of the registration statement will terminate the original offering and subscribers would then be entitled to a refund of their money. In addition, please add a statement in the Plan of Distribution section on page 47 indicating that if any change to the specific offering price were to occur, any new offering (including a reconfirmation offering) may only be made by means of a post-effective amendment.

Certain Related Party Transactions, page 14

2. We note the new footnote three to this table. Please revise this footnote to disclose whether the Company made timely payment by November 30, 2008. Please include any loan documentation as an exhibit to the filing. Also please confirm that this bridge loan is reflected in note four to the financial statements.

Security Ownership by Beneficial Owners and Management, page 36

3. We note the new footnote three to this table. Currently the table does not contain a reference to the footnote. Please revise the table to include such reference.

Management's Discussion and Analysis, page 38

4. We note your response to comment eight and your additional disclosure on page 40. Please indicate whether the company anticipates that the Catoca Mines contracts will continue to generate similar amounts of cash in future periods and the basis of the company's expectation that it will have a positive cash flow by the end of the first quarter of 2009. Please also expand your discussion on pages 38-39 to clearly disclose and quantify each material factor that contributed to the increase in revenues reflected in your most recent financial statements and include management's assessment of whether it anticipates that these increases will continue.

5. We refer to your response to our prior comment seven and your new disclosure. However, this disclosure and your revenue recognition policy on page I-7 do not specifically address your different types of revenue streams and appears to be too general. For example, you should disclose when services are rendered, when products or materials are delivered, when you have multiple deliverables and how you apply a specific revenue recognition policy for each revenue stream. Please expand your revenue recognition policy here and on page I-7 to discuss each type of revenue stream and in particular when you recognize revenue for each. In addition, if you have started to recognize revenue from Catoca Mines, please tell us specifically how you have recognized this revenue, referring to your basis in accounting literature.

Exhibits

6. We note your revised exhibits and exhibit index. There are still a few contracts that do not have conformed signatures, including exhibits 10.5.1, 10.5.2 and 10.8. As previously requested, please file executed copies of all material agreements which have been finalized.

7. We note the withdrawal of your request for confidential treatment of the Catoca Mines Agreements. Please file unredacted copies of these agreements as exhibits to your amended filing.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director

cc: by facsimile to (301) 576-5193
    Carl N. Duncan, Esq.